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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2007

SEC FILE NUMBER
8-45592

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/06**   AND ENDING   **12/31/06**

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fremont Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

199 Fremont Street

                       (No. and street)

San Francisco   **California**   **94105**

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade   **(415) 883-9350**

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

                       (Name – *if individual, state last, first, middle name*)

50 Fremont Street   **San Francisco**   **CA**   PROCESSED **94105**

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☑   Certified Public Accountant
     ☐   Public Accountant
     ☐   Accountant not resident in United States or any of its possessions.

MAR 2 1 2007

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

FREMONT CAPITAL, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditors' Report

(x)   (a)   Facing Page

(x)   (b)   Statement of Financial Condition

(x)   (c)   Statement of Operations

(x)   (d)   Statement of Cash Flows

(x)   (e)   Statement of Changes in Stockholder's Equity

( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of General
           Creditors (Not Applicable)

(x)   Notes to Financial Statements

(x)   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
           under the Securities Exchange Act of 1934

(x)   (h)   Computation for Determination of Reserve Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
           (Not Applicable)

(x)   (j)   A Reconciliation, Including Appropriate Explanations, of the Computation of Net
           Capital Under Rule 15c3-1 and the Computation for Determination of Reserve
           Requirements under Rule 15c3-3

( )   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial
           Condition With Respect to Methods of Consolidation (Not Applicable)

(x)   (l)   An Oath or Affirmation

( )   (m)   A Copy of the SIPC Supplemental Report (Not Required)

(x)   (n)   A report describing any material inadequacies found to exist or found to have
           existed since the date of the previous audit (Supplemental Report on Internal
           Control)

OATH OR AFFIRMATION

I, Stephen R. Kinkade, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fremont Capital, Inc. ("Fremont Capital") as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither Fremont Capital nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
2/20/07
Date

_____
Financial Principal
Title

Subscribed and sworn to
before me this _____ day
of February, 2007

_____
Notary Public

HOWARD SALKIN
COMM. #1425388
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
My Comm. Expires June 25, 2007
NCR-1

- 1 -

FREMONT CAPITAL, INC.
(SEC I.D. No. 8-45592)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2006 and
Independent Auditors' Report and
Supplemental Report On Internal Control

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of
Fremont Capital, Inc.

We have audited the accompanying statement of financial condition of Fremont Capital, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fremont Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules appearing on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated independently of Fremont Investors, Inc.

Deloitte & Touche LLP

February 20, 2007

FREMONT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$ 83,773
Prepaid expenses	1,629
Total assets	$ 85,402

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 12,776
Payables to related parties	3,381
Total liabilities	16,157
Stockholder's Equity:	
Common stock, par value $0.01 per share; 10,000 shares authorized; 50 shares issued and outstanding	1
Capital in excess of par value	469,999
Accumulated deficit	(400,755)
Total stockholder's equity	69,245
Total liabilities and stockholder's equity	$ 85,402

The accompanying notes are an integral
part of these financial statements.

-3-

FREMONT CAPITAL, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2006

Revenue:	
Interest income	$ 4,033
Total revenues	4,033
Expenses:	
Change in value of trading securities	12,676
Administrative services expenses paid to a related party	78,144
Regulatory fees	16,429
Consulting fees	5,200
Other operating expenses	2,058
Total expenses	114,507
Loss before income taxes	(110,474)
Income tax expense	(800)
Net loss	$ (111,274)

The accompanying notes are an integral
part of these financial statements.

-4-

FREMONT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2006

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance, January 1, 2006	$ 1	$ 469,999	$ (289,481)	$ 180,519
Net loss	-	-	(111,274)	(111,274)
Balance, December 31, 2006	$ 1	$ 469,999	$ (400,755)	$ 69,245

The accompanying notes are an integral
part of these financial statements.

-5-

FREMONT CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

Cash flows from operating activities:

Net loss	$ (111,274)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	823
Increase in accrued expenses	426
Decrease in payables to related parties	(3,888)
Decrease in trading securities, net	100,873
Net cash used in operating activities	(13,040)
Net decrease in cash and cash equivalents	(13,040)
Cash and cash equivalents, beginning of year	96,813
Cash and cash equivalents, end of year	$ 83,773

The accompanying notes are an integral
part of these financial statements.

-6-

1. **Organization:**

   Fremont Capital, Inc. (the "Company") was incorporated in Delaware on February 9, 1993 under the name of Fremont Securities, Inc. The name was changed to Fremont Capital, Inc. effective April 9, 1993. On June 4, 1993, the Company was granted registration as a broker-dealer in securities by the Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company was accepted as a member of the National Association of Securities Dealers, Inc. ("NASD") on July 16, 1993. The Company's primary business is acting as an agent in the placement of limited partnership interests and providing administrative services to related parties. The Company does not carry securities accounts for customers.

   The Company is a wholly-owned subsidiary of Fremont Investors, Inc. (the "Parent"). The Company has incurred operating losses and negative cash flows from operations. The Company plans to finance its operations primarily through financing from its Parent, which has committed to continue funding the Company as needed through at least December 31, 2007.

2. **Significant Accounting Policies:**

   Basis of Accounting:

   Revenues and expenses related to selling interests in limited partnerships are recorded upon approval of all required documents for the limited partnership. Revenues related to providing administrative services are recorded as earned, while the related expenses are recorded as incurred.

   Cash and Cash Equivalents:

   Cash and cash equivalents consist of a demand deposit account at Wells Fargo Bank, N.A. and amounts held in a money market mutual fund managed by a third party (note 4). The Company classifies all short-term, highly liquid investments with original maturities of three months or less as cash equivalents. Due to the relatively short-term nature of these investments, the carrying value approximates fair value.

   Financial Instruments:

   The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the Statement of Financial Condition (which include cash, receivables and payables) approximate fair value at December 31, 2006.

2. **Significant Accounting Policies (continued):**
    Investments:
    Common stock that is registered for public sale is valued at the last sale price and voting trust certificates that are not registered for public sale are valued at the last sale price per share of common stock as a proxy for the value of these certificates. Warrants are valued by management using an option pricing model. Gains and losses from sales and market value fluctuations are included in change in value of trading securities.

    Taxes on Income:
    The Company is a member of a group that includes the Parent and files both a consolidated federal income tax and a combined California franchise tax return. Under the tax sharing agreement with the Parent, the Company's current and deferred tax liabilities are calculated as if it were a separate taxpayer, except that the effect of graduated rates is not considered.

    Deferred income taxes are provided for differences between the financial and tax bases of an asset or liability that will result in taxable or deductible amounts in future years when the asset or liability is recovered or settled, respectively. A valuation allowance is recognized for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

    Use of Estimates:
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Regulatory Requirements:**
    As a registered broker-dealer with the SEC and a member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and of a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2006, the Company had net capital of $66,003, which was $61,003 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.2448 to 1.

    The Company does not hold customer funds or securities and claims exemption from the provisions of Rule 15c3-3 based on Section (k)(2)(i).

4. **Related Party Transactions:**

Fremont Group Management, L.P., a related party to the Parent, provides administrative, accounting, legal, tax and other support services under the terms of an administrative services agreement. For the year ended December 31, 2006, these fees totaled $78,144.

As of December 31, 2006, the Company has recorded a payable to the Parent in the amount of $3,381. This balance represents payments made by the Parent on behalf of the Company for audit services and California State income taxes, in the amounts of $2,581 and $800, respectively.

The Company invests in a money market mutual fund that was formerly managed by an affiliate. The management of the mutual fund was transferred to a third party on January 14, 2005 and as of December 31, 2006 there was an agreement between the third party and the affiliate whereby certain payments were to be made between the third party and the affiliate contingent on revenues earned by the third party for managing the mutual fund.

5. **Income Taxes:**

Income taxes expense is summarized as follows:

Current:		
Federal	$	-0-
State		800
	$	800
Deferred:		
Federal	$	-0-
State		-0-
	$	-0-
Total	$	800

At December 31, 2006, deferred tax assets were $170,350, while deferred tax liabilities were $-0-. Deferred tax assets are attributable to state and federal net operating loss carryforwards. Management does not believe that the Company has the ability to utilize its net deferred tax assets against future income and, therefore, a valuation allowance of $170,350 has been established for those net operating loss carryforwards which are not expected to be realized. This valuation allowance increased $43,905 during the year to reflect the additional net operating loss carryforwards generated by the Company that are not expected to be realized.

The Company's effective tax rate differs from the federal statutory rate of 35% in 2006 due primarily to the valuation allowance and state franchise taxes (net of federal tax benefit).

FREMONT CAPITAL, INC.
December 31, 2006

SUPPLEMENTARY INFORMATION

Computation of Net Capital For Brokers and Dealers

Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

as of December 31, 2006

Computation of Net Capital Requirements:

Total stockholder's equity (from Statement of Financial Condition)	$	69,245
Less prepaid expenses		(1,629)
Tentative net capital		67,616
Less haircuts on securities owned:		
Haircut on money market funds		(1,613)
Net capital		66,003
Minimum net capital requirement of 6 2/3% of aggregate indebtedness ($1,077) or $5,000, whichever is greater		5,000
Excess net capital	$	61,003

Aggregate indebtedness:

Accrued expenses	$	12,776
Payables to related parties		3,381
Total aggregate indebtedness	$	16,157
Ratio of aggregate indebtedness to net capital		0.2448 to 1

No material differences exist between the above information and the computation included
in the Company's unaudited FOCUS Report filing as of December 31, 2006.

FREMONT CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2006

An exemption from Rule 15c3-3 is claimed, based upon Section (k)(2) (i).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2006

Not applicable.

FREMONT CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2006

There are no differences between the net capital computation
on Schedule I and the computation per the
Company's corresponding unaudited Form X-17A-5 Part 8B II-A filing.

FREMONT CAPITAL, INC.

**REPORT OF INDEPENDENT AUDITORS'
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5
Under the Securities Exchange Act of 1934**

December 31, 2006

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 20, 2007

Fremont Capital, Inc.
199 Fremont Street
San Francisco, CA 94105

In planning and performing our audit of the financial statements of Fremont Capital, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 20, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

-2-

